June 12, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Request to Withdraw Withdrawal Request on Form RW for
Post-Effective Amendment No. 2
To Registration Statement on Form S-1
File No. 333-284509

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its withdrawal request on Form RW filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2025 (the “Form RW”) relating to its Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-284509) filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2025 (the “Post-Effective Amendment”), with such request to be approved effective as of the date hereof or the earliest practicable date hereafter.

The Form RW was filed with the Commission for the purpose of withdrawing only the Post-Effective Amendment and not the entire registration statement on Form S-1 to which the Post -Effective Amendment related. The Company requests the withdrawal of the Form RW because, following discussion with the Staff of the Commission, it was determined that a withdrawal request for only an amendment to a registration statement, rather than the entire registration statement, must be filed on Form AW rather than Form RW. The Company intends to file a withdrawal request on Form AW to withdraw the Post-Effective Amendment after submitting this request.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Eric M. Hellige of Pryor Cashman LLP at (212) 326-0846.

Sincerely,

/s/ Justin Stiefel
Name:	Justin Stiefel
Title:	Chief Executive Officer